Exhibit (a) (11)

STATE OF MINNESOTA	DISTRICT COURT

COUNTY OF HENNEPIN	FOURTH JUDICIAL DISTRICT

CASE TYPE: CIVIL

X

GUNTER JACOBIUS , Individually and on	:	File Number
Behalf of All Others Similarly Situated and	:
Derivatively on Behalf of Nominal Defendant	:	Judge
ADC Telecommunications, Inc.,	:

	:	SHAREHOLDER DERIVATIVE AND
Plaintiff,	:	CLASS ACTION COMPLAINT FOR
	:	BREACH OF FIDUCIARY DUTIES WASTE
vs.	:	OF CORPORATE ASSETS, AND ABUSE
	:	OF CONTROL

ROBERT E. SWITZ, WILLIAM R. SPIVEY,	:
PH.D., JOHN J. BOYLE, III, MICKEY P.	:
FORET, LOIS M. MARTIN, KRISH A.	:	JURY TRIAL DEMAND
PRABHU, PH. D, JOHN E. REHFELD,	:
DAVID A. ROBERTS, LARRY W.	:
WANGBERG, JOHN D. WUNSCH, TYCO	:
ELECTRONICS LTD. and TYCO	:
ELECTRONICS MINNESOTA, INC.,	:

Defendants,

and

ADC TELECOMMUNICATIONS INC.,

Nominal Defendant.
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INTRODUCTION

1.                Plaintiff Gunter Jacobius , individually and on behalf of all others similarly situated, and derivatively in the right and for the benefit of ADC Telecommuncations, Inc. (“ADC” or the “Company”) respectfully brings this direct class action for breach of fiduciary duties, waste of corporate assets and abuse of control, on behalf of the public shareholders of ADC and derivatively on behalf of ADC against the herein-named defendants.

2.               This is a stockholder derivative and class action brought by Plaintiff on behalf of the public holders of ADC common stock, and derivatively on behalf of ADC, seeking to enjoin certain actions of the Defendants in connection with the proposed acquisition (“Acquisition”) of ADC by Tyco Electronics Ltd. and Tyco Electronics Minnesota, Inc. (collectively “Tyco”). On July 13, 2010, ADC and Tyco jointly announced that the Company and Tyco had entered into a definitive merger agreement (“Agreement”), pursuant to which Tyco will commence a tender offer, likely to close in the fourth quarter of 2010, to purchase all of the outstanding shares of ADC common stock for $12.75 per share in cash, followed by a second-step merger. The enterprise value of the Acquisition is approximately $1.25 billion, according to Tyco and ADC. As described herein, the director defendants of ADC have breached their fiduciary duties, wasted corporate assets and abused their control of ADC in connection with the Acquisition by, among other things, failing to maximize shareholder value.

3.             Indeed, the Acquisition appears designed to simply provide Tyco with the ability to recognize the remarkable potential ADC has as a company, and to provide ADC insiders with steep and lucrative severance and change-of-control benefits, rather than allow ADC shareholders to enjoy the Company’s growth potential.

4.             In fact, in a PowerPoint presentation to Tyco’s shareholders attached to a Schedule TO-C filed by Tyco with the SEC on July 13, 2010, in connection with the Acquisition, Tyco expressly acknowledges the exceptional growth potential of ADC — which is being stolen from ADC’s shareholders:

       Acquisition Will Be a Significant Contributor to TE Earnings Growth

•                  Expected to be accretive to earnings by ~$0. 14 per share in year 1 excluding acquisition-related costs

•      Significant cost synergies

•                  Expect ADC to achieve company target operating margin of 15% in year 3

•                  Continue to maintain a strong balance sheet with resources to pursue additional strategic opportunities and return capital to shareholders

Tyco Electronics	Page 4

5.             Moreover, the tender offer is coercive because the Defendants have not provided sufficient information to ADC’s shareholders to enable them to make an informed decision about whether to tender their shares in connection with the tender offer and proposed Acquisition.

6.             The tender offer is likely to expire in the next few months. This action seeks equitable relief only.

7.             In short, the Acquisition is designed to unlawfully divest ADC’s public stockholders of their holdings and end ADC’s independent existence without providing ADC and its shareholders the maximized value to which they are entitled, and without all material facts concerning the proposed Acquisition and the value of their shares. Defendants know that these assets will continue to produce substantial revenue and earnings.

PARTIES

8.             Plaintiff is and at all material times hereto has been a holder of ADC common stock.

9.             Defendant Robert E. Switz (“Switz”) is and at all material times hereto has been a Director of ADC. Switz has been a director of ADC since August 2003 and was appointed Chairman of the Board in August 2008. Switz has been President and Chief Executive Officer of ADC since August 2003. From January 1994 until August 2003, Switz served ADC as Chief Financial Officer as well as Executive Vice President and Senior Vice President. Switz also served as President of ADC’s former Broadband Access and Transport Group from November 2000 to April 2001. Switz is also a director of Broadcom Corporation, Micron Technology, Inc. and the Telecommunication Industry Association (TIA).

10.           Defendant William R. Spivey, Ph.D. (“Spivey”) is and at all material times hereto has been a Director of ADC. Spivey has been a director of ADC since September 2004. Spivey most recently served as President and Chief Executive Officer of Luminent, Inc., a fiber optics transmission products manufacturer, from July 2000 to November 2001. From 1997 to 2000, Spivey served as Network Products Group President for Lucent Technologies. He also served as Vice President of the Systems & Components Group at AT&T Corporation/Lucent Technologies from 1994 to 1997. Spivey also serves on the Boards of Directors of Novellus Systems, Inc., Raytheon Company, The Laird Group, PLC and Cascade Microtech, Inc.

11.           Defendant John J. Boyle, III (“Boyle”) is and at all material times hereto has been a Director of ADC. Boyle has been a director of ADC since November 1999. Boyle was appointed Chief Executive Officer of Arbor Networks, Inc., a company that researches next-generation cyber threats and develops solutions that prevent network attacks, in June 2005. Prior to joining Arbor

Networks, Boyle served as President and Chief Executive Officer of Equallogic, Inc., a company that develops networked storage by building intelligent storage solutions that extend the benefits of consolidated storage throughout the enterprise, from 2003 to 2004. From April 2000 to July 2003, Boyle served as Chief Executive Officer of Cogentric, Inc., a provider of solutions to enable decision makers to evaluate and enhance their Web-based capabilities. He served as Senior Vice President of ADC from October 1999 to April 2000 following the Company’s acquisition of Saville Systems PLC. Prior to joining ADC, Boyle served as President and Chief Executive Officer of Saville Systems PLC from August 1994 to October 1999 and as Saville’s Chairman of the Board from April 1998 to October 1999. Boyle is also a director of eFunds Corp.

12.           Defendant Mickey P. Foret (“Foret”) is and at all material times hereto has been a Director of ADC. Foret has been a director of ADC since February 2003. From September 1998 to September 2002, Foret served as Executive Vice President and Chief Financial Officer of Northwest Airlines, Inc. From September 1998 to September 2002, he also served as Chairman and Chief Executive Officer of Northwest Airlines Cargo Inc., a subsidiary of Northwest Airlines. From May 1998 to September 1998, Foret served as a Special Projects Officer of Northwest Airlines, Inc. Prior to that time he served as President and Chief Operating Officer of Atlas Air, Inc. from June 1996 to September 1997 and as Executive Vice President and Chief Financial Officer of Northwest Airlines, Inc. from September 1993 to May 1996. Foret previously held other senior management positions with various companies including Northwest Airlines, Continental Airlines Holdings, Inc. and KLH Computers, Inc. Foret is also a director of Delta Air Lines, Inc., URS Corporation and Nash Finch Company.

13.           Defendant Lois M. Martin (“Martin”) is and at all material times hereto has been a Director of ADC. Martin has been a director of ADC since March 2004. Martin has served as Senior Vice President and Chief Financial Officer for Capella Education Company, the publicly held parent company of Capella University, an accredited on-line university since 2004. From 2002 to 2004, Martin served as Executive Vice President and Chief Financial Officer of World Data Products, Inc., a provider of server, storage, network and telecom solutions worldwide. From 1993 to 2001, Martin was employed by Deluxe Corporation during which time she held a number of positions, including Senior Vice President and Chief Financial Officer, Vice President and Corporate Controller, Vice President and Controller of Deluxe Financial Services Group, Vice President and Controller of Paper Payment Systems Division, Director of Accounting Services, and Director of Internal Audit. Prior to joining Deluxe Corporation, Martin served as International Controller for Carlson Companies, a privately held, international conglomerate. Martin is also a director of MTS Systems Corporation.

14.           Defendant Krish A. Prabhu, Ph.D. (“Prabhu”), is and at all material times hereto has been a Director of ADC. Prabhu has been a director of ADC since November 2008. Prabhu served as Chief Executive Officer and President of Tellabs from February 2004 until his retirement in February 2008. Prior to joining Tellabs, Prabhu held various engineering and management positions at Alcatel, including chief operating officer of Alcatel and chief executive officer of Alcatel USA. From November 2001 until February 2004,. Prabhu was a venture partner in Morgenthaler Ventures, a venture capital firm. Prabhu is also a director of Altera Corp. and Tekelec, Inc..

15.           Defendant John E. Rehfeld (“Rehfeld”) is and at all material times hereto has been a Director of ADC. Rehfeld has been a director of ADC since September 2004. Rehfeld has served as an adjunct professor for the Executive MBA program at Pepperdine University in California since 1998. Rehfeld most recently served as Chief Executive Officer of Spruce Technologies, Inc., a DVD authoring software company, during 2001. From 1997 to 2001, Rehfeld served as Chairman and Chief Executive Officer of ProShot Golf, Inc. He also served as President and Chief Executive Officer of Proxima Corporation from 1995 to 1997 and as President and Chief Executive Officer of

ETAK, Inc. from 1993 to 1995. Rehfeld is also a director of Enkeboll Design, Lantronix, Inc., Local.com Corporation and Overtone, Inc.

16.           Defendant David A. Roberts (“Roberts”) is and at all material times hereto has been a Director of ADC. Roberts has been a director of ADC since November 2008. Since June 2007, Roberts has served as Chairman of the Board, President and Chief Executive Officer of Carlisle Companies, a diversified global manufacturing company. Previously he served as Chairman (from April 2006 to June 2007) and President and Chief Executive Officer (from June 2001 to June 2007) of Graco Inc., a manufacturer of fluid handling systems and components used in vehicle lubrication, commercial and industrial settings. Roberts is also a director of Franklin Electric Co., Inc.

17.           Defendant Larry W. Wangberg (“Wangberg”) is and at all material times hereto has been a Director of ADC. Wangberg has been a director of ADC since October 2001. Wangberg served as Chief Executive Officer and Chairman of the Board of TechTV (formerly ZDTV, Inc.), a cable television network focused on technology information, news and entertainment, from August 1997 until his retirement from these positions in July 2002. Previously, Wangberg was Chief Executive Officer and Chairman of the Board of StarSight Telecast, Inc., an interactive navigation and program guide company, from February 1995 to August 1997. Wangberg is also a director of Autodesk, Inc. and Charter Communications, Inc., a company that recently emerged from bankruptcy.

18.           Defendant John D. Wunsch (“Wunsch”) is and at all material times hereto has been a Director of ADC. Wunsch has been a director of ADC since 1991. Wunsch served in executive positions with Harris Bank N. A. and Harris myCFO, Inc., which are subsidiaries of the Bank of Montreal, from March 2002 through September 2006. He was an independent consultant in the financial services industry from December 2001 to March 2002. He was President and Chief Executive Officer of Family Financial Strategies, Inc., a registered investment advisory company, from 1997 to 2002. From 1990 to 1997, he served as President of Perrybell Investments, Inc., a registered investment advisory company.

19.           Defendant Tyco Electronics Ltd (“Tyco Electronics”) is a Swiss company that is a leading global provider of engineered electronic components, network solutions, specialty products and subsea telecommunication systems, with fiscal 2009 sales of $10.3 billion to customers in more than 150 countries. Tyco Electronics manufactures and markets products for customers in a broad array of industries including automotive; data communication systems and consumer electronics; telecommunications; aerospace, defense and marine; medical; energy; and lighting.

20.           Defendant Tyco Electronics Minnesota, Inc. (“Tyco Minnesota”) is a Minnesota corporation and a vehicle through which the Defendants seek to effectuate the merger.

21.           Nominal Defendant ADC is a Minnesota corporation, with its headquarters located at 13625 Technology Drive, Eden Prairie, MN 55344. ADC stock is publicly traded on the NASDAQ exchange under the ticker “ADCT.” ADC is a global provider of broadband communications network infrastructure products and related services, offering products and solutions that enable the delivery of high-speed Internet, data, video and voice communications over wireline, wireless, cable, enterprise and broadcast networks, including fiber-optic, copper and coaxial based frames, cabinets, cables, connectors and cards, wireless capacity and coverage solutions, network access devices and other physical infrastructure components. ADC’s products and services are deployed primarily by communications service providers and owners and operators of private enterprise networks. The Company has three business segments: Global Connectivity Solutions (Connectivity), Network Solutions and Professional Services. According to the Company’s quarterly report for the period ended April 2, 2010, filed with the SEC, there were nearly 97 million shares of ADC outstanding as of May 3, 2010.

22.            The Defendants named in ¶¶9-18 are sometimes collectively referred to herein as the “Individual Defendants” or the “Board,”

JURISDICTION AND VENUE

23.            Jurisdiction is proper in this District because Defendant ADC is headquartered in and regularly transacts business within Hennepin County, or Defendants have committed torts within Hennepin County, or solicit business in Hennepin County or should reasonably expect the acts to have consequences in Hennepin County and derive substantial revenue from interstate or international commerce.

24.            Venue is proper in this District because, inter alia, ADC’s principal place of business is in Hennepin County, and the Individual Defendants regularly conduct business in this jurisdiction. In addition, the acts and transactions complained of in this Complaint took place, in all or substantial part, in Hennepin County.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

25.            Under applicable law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; or (ii) a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors and/or officers may not take any action that:

(a)           adversely affects the value provided to the corporation’s shareholders;

(b)           will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c)           contractually prohibits themselves from complying with their fiduciary duties;

(d)           will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e)           will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

26.            In accordance with their duties of loyalty and good faith, the Defendants, as directors and/or officers of ADC, are obligated under applicable law to refrain from:

(a)           participating in any transaction where the directors’ or officers’ loyalties are divided;

(b)           participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c)           unjustly enriching themselves at the expense or to the detriment of the public shareholders.

27.            Defendants are also obliged to honor their duty of candor to ADC’s shareholders by, inter alia, providing all material information to the shareholders regarding a scenario in which they are asked to vote or tender their shares. This duty of candor ensures that shareholders have all information that will enable them to make informed, rational and intelligent decisions about whether to vote or tender their shares.

28.            Plaintiff alleges herein that Defendants, separately and together, in connection with the Acquisition, are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith, and independence owed to Plaintiff and other public shareholders of ADC. Defendants stand on both sides of the transaction, are engaging in self dealing, are obtaining for themselves personal benefits, including personal financial benefits not shared equally by Plaintiff or the Class. As a result of Defendants’ self dealing and divided loyalties, neither Plaintiff nor the Class will receive adequate or fair value for their ADC common stock in the proposed Acquisition.

29.             Because Defendants are knowingly or recklessly breaching their duties of loyalty, good faith, candor and independence in connection with the Acquisition, the burden of proving the inherent or entire fairness of the Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon Defendants as a matter of law.

CLASS ACTION ALLEGATIONS

30.           Plaintiff brings this action individually and as a class action on behalf of all holders of ADC stock who are being and will be harmed by Defendants’ actions described below (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendants.

31.           This action is properly maintainable as a class action under Minnesota Rule of Civil Procedure 23.

32.           The Class is so numerous that joinder of all members is impracticable. There are nearly 97 million shares of ADC’s common stock outstanding. These shares are held by hundreds, if not thousands, of beneficial holders.

33.           There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a)           whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to Plaintiff and the other members of the Class in connection with the Acquisition;

(b)           whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Acquisition;

(c)           whether the Individual Defendants have breached any of their other fiduciary duties to Plaintiff and the other members of the Class in connection with the Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

(d)           whether the Individual Defendants have breached their fiduciary duties of candor to Plaintiff and the other members of the Class in connection with the Acquisition by failing to disclose all material information upon which they are able to make an informed decision about whether to tender their shares;

(e)           whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(f)            whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated; and

(g)           whether ADC and Tyco are aiding and abetting the wrongful acts of the Individual Defendants.

34.           Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

35.           Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

36.           The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

37.           Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

38.           Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

DERIVATIVE ALLEGATIONS

39.           Plaintiff brings Counts Nos. IV-VI, below, derivatively in the right of and for the benefit of ADC to redress injuries suffered and to be suffered by ADC as a direct result of the Individual Defendants’ breaches of fiduciary duty, corporate mismanagement, gross self-dealing, and abuse of control and conspiracy to abuse control.

40.           This is not a collusive action to confer jurisdiction in this Court which it would not otherwise have.

41.           Plaintiff will adequately and fairly represent the interests of ADC and its shareholders in enforcing and prosecuting their rights.

42.           This action is brought to remedy violations of applicable law.

43.           Plaintiff has not made a demand on the ADC Board of Directors prior to the filing of this Complaint. Plaintiff believes and alleges that a demand on the present Board of Directors of ADC to institute this action would be a futile, useless act and result in irreparable injury to the Company because the entire Board of Directors participated in the wrongs complained of herein as follows:

(a)           The Board of Directors accepted the Tyco acquisition proposal on the terms proposed;

(b)           The known principal wrongdoers and beneficiaries of the are in positions to, and do, dominate and control ADC’s Board of Directors. Thus, the Board of Directors could not, and cannot, exercise independent objective judgment in deciding whether to bring this action nor vigorously prosecute this action;

(c)           The Board of Directors refused to take any action to rescind these actions despite their knowledge that such actions constitute a breach of their fiduciary duties;

(d)           To bring this action for breach of fiduciary duties, abuse of control, and unjust enrichment, the members of ADC’s Board of Directors would have been required to sue themselves and/or their fellow directors and allies in the top ranks of the Company, with whom they are close personal friends and with whom they have entangling financial alliances, interests and dependencies. Suing themselves, their friends and their allies is not something the Individual Defendants would be willing to do, therefore, they would not be able to vigorously prosecute any such action;

(e)           ADC’s Board of Directors, including each of the Individual Defendants herein, receive substantial salaries, bonuses, payments, benefits and other emoluments and perquisites by virtue of their membership on the Company’s Board of Directors and their control of ADC. Thus, they have benefitted from the wrongs alleged herein and have engaged therein to preserve their positions of control and the perquisites thereof, and are incapable of exercising independent objective judgment in deciding whether to bring this action. The Board members also have close personal and business ties with each other and consequently are interested parties and cannot, in good faith, exercise independent business judgment to determine whether to bring this action against themselves; and

(f)            Due to ADC’s directors’ and officers’ liability insurance coverage, if the directors caused ADC to sue themselves and the Company’s executive officers for the liability asserted herein, the directors and officers would be required to personally pay for the liability alleged herein. As a result, if these defendants were to sue themselves there would be no insurance protection for this derivative action. Thus, the defendants will not sue themselves because to do so would subject themselves and their colleagues and/or friends to million-dollar judgments payable from their individual assets alone.

44.           The meeting at which the actions described herein will be voted upon will take place within the next few weeks; accordingly, sending demand and waiting the statutory period for the ADC Board of Directors to respond to that demand would preclude any meaningful pre-vote relief, causing irreparable injury to ADC and its shareholders. Thus, Plaintiff has not made a demand on the Board which would have required Plaintiff to wait the statutory period for ADC’s Board of Directors to respond to the demand.

45.           Also, by the time the Board of Directors would consider a demand in the action, the shareholder meeting will have passed and Plaintiff, ADC and the Class will have suffered irreparable injury.

SUBSTANTIVE ALLEGATIONS

ADC’s Growth Potential Is Undeniable

46.           ADC’s second quarter 2010 financial results speak for themselves. On May 5, 2010, the Company announced, inter alia, the following highlights in a press release:

ADC Reports Second Quarter 2010 Financial Results

Strong margin expansion driven by operating efficiencies and revenue growth

MINNEAPOLIS—(BUSINESS WIRE)—May 5, 2010—ADC (NASDAQ: ADCT) today announced unaudited results for its second quarter ended April 2, 2010.

“We are pleased with ADC’s strong financial performance in the second quarter,” said Robert E. Switz, chairman, president and chief executive officer of ADC. “Our results are highlighted by another quarter of expanding margins and sequential revenue growth. We continue to experience the bottom-line benefits of our on-going cost reduction initiatives and the implementation of process and production improvements across our operations. Moving forward, ADC is well positioned to take further advantage of our operating leverage as we realize the revenue acceleration expected during the second half of our fiscal year.

“In addition to our second quarter revenue growth, we are seeing increased customer planning and proposal activity, indicating their intentions to renew next-generation network spending in significant ways. These investments, dedicated to deploying and upgrading FTTX and mobile networks, create growth opportunities for ADC’s high-performance fiber connectivity and wireless coverage and capacity solutions. Additionally, we expect to see continuing growth in the enterprise space where data center spending is rebounding, as well as in our professional services business which delivered another good quarter,” said Switz.

Second Quarter Fiscal 2010 Results

Due to a change in our fiscal year to September 30, ADC is comparing second quarter 2010 results announced today with the pro forma results for the prior year’s second quarter ended March 27, 2009 and the reported results for the first quarter of fiscal 2010 ended January 1, 2010.

•                 ADC’s GAAP loss from continuing operations for the quarter was $12.5 million, or $0.13 per share. This GAAP loss includes certain charges and other items totaling $22.0 million. Excluding these items, the non-GAAP (adjusted) net earnings for the quarter were $9.5 million, or $0.10 per share. A reconciliation of GAAP to non-GAAP financial measures is provided later in this press release.

•                 Net sales for the second quarter rose 6.8% to $274.0 million, compared to $256.6 million for the second quarter of fiscal 2009 and increased 3.2% compared to $265.6 million for the first quarter of 2010. The year-over-year and sequential increases reflect improving economic conditions in many regions of the world and customer spending trends.

•                 Second quarter gross margin was 36.5 percent compared to a gross margin of 32.3 percent during the same quarter of last year and 34.7 percent in the previous quarter. This margin improvement was driven primarily by the company’s successful, ongoing efforts to increase efficiency across its operating cost structure, higher volume and a slightly favorable product mix.

•                 Operating expenses were $91.7 million compared to $496.8 million during the 2009 second quarter and $96.2 million during the first quarter of 2010. Excluding impairment and restructuring charges, intangible amortization and certain other charges from each period, adjusted operating expenses were $81.8 million compared to $78.1 million during the same quarter of last year and $82.0 million during the previous quarter.

•                 ADC ended the second quarter with $619.3 million of liquidity, which includes cash and available-for-sale securities but excludes auction rate securities, restricted cash and borrowing capacity under the company’s credit facility. The company generated cash from operating activities from continuing operations of $4.8 million during the period. Details of ADC’s cash balance can be found in the data and statistics portion of this release.

•                Days sales outstanding increased 3.5 days from the previous quarter to approximately 61.7 days while inventory turns were slightly better at 5.7 times.

Third Quarter Fiscal 2010 Outlook

For its third quarter of fiscal 2010 ending July 2, 2010, ADC announces the following guidance:

•                Net sales are expected to be within a range of $290-$310 million.

•                GAAP diluted earnings per share are expected to be within a range of $.10 to $.20, which includes non-cash amortization expense of $0.05 per share and excludes potential non-cash charges or restructuring charges that the company cannot estimate at this time.

47.           These strong second quarter 2010 results came on the heels of similarly strong results for the first quarter of 2010. In a February 8, 2010 release, the Company described its first quarter 2010 successes as follows:

ADC Reports First Quarter 2010 Financial Results

EPS improvement driven by strong margins and cost savings actions

MINNEAPOLIS—(BUSINESS WIRE)—February 8, 2010—ADC (NASDAQ:ADCT) today announced unaudited results for its first quarter ended January 1, 2010.

“ADC’s strong first quarter results demonstrate the positive impact of our ongoing efforts to streamline operations,” said Robert E. Switz, chairman, president and chief executive officer of ADC. “We delivered very good gross margins, managed operating expenses effectively in the face of what remains a challenging CAPEX-spending environment, and bolstered our already strong liquidity position. Based on these results, we’re pleased with the continued improvements in our financial performance and expect to demonstrate further progress as we move through fiscal 2010.

“As we continue to realize the benefits of our improved operations, we expect to drive additional earnings power by maintaining our commitment to creating a more effective and efficient organization,” added Switz. “We also are making strategic gains in the marketplace with our focus on the areas of greatest opportunity in fiber and wireless networks worldwide, exhibited in part by the strength of our business in China and a significant sequential increase in wireless sales in the first quarter.”

First Quarter Fiscal 2010 Results

Due to a change in our fiscal year to September 30, ADC is comparing first quarter 2010 results announced today with the pro forma results for the prior year’s first quarter ended December 26, 2008 and the pro forma results for the fourth quarter of fiscal 2009 ended September 30, 2009.

•                GAAP earnings from continuing operations were $3.6 million, or $0.04 per share. These GAAP earnings include non-GAAP items of $1.7 million. Excluding these items, the non-GAAP (adjusted) net earnings for the quarter were $1.9 million, or $0.02 per share. A reconciliation of GAAP to non-GAAP financial measures is provided later in this press release.

•                Net sales for first quarter totaled $265.6 million, compared to $299.7 million for the first quarter of fiscal 2009 and $291.2 million for the fourth quarter of 2009. The year-over-year decline reflects principally the impact of the global economic downturn, which was just beginning to impact the business at the same time last year. The sequential decrease is due primarily to expected seasonality and a decline in major carrier spending that the company referenced in its guidance at the end of the fourth quarter.

•                First quarter gross margin was 34.7 percent compared to adjusted gross margins of 29.5 percent during the same quarter of last year and 34.4 percent in the previous quarter. The year-over-year margin increase was driven by the company’s successful actions to increase efficiency across its operating cost structure, which offset the negative impact of lower revenue.

•                Operating expenses were $96.2 million compared to $98.8 million during the 2009 first quarter and $110.5 million during the 2009 fourth quarter. Excluding impairment and restructuring charges, intangible amortization and certain other charges from each period, adjusted operating expenses were $82.0 million compared to $78.1 million during the same quarter of last year and $78.6 million during the fourth quarter of the last fiscal year. As communicated in prior guidance, the operating expense increases are due primarily to higher stock-based compensation expense, which included a $4 million charge to reflect a change in assumptions. As a result of continuing cost actions and a return to normalized stock-based compensation levels, ADC expects to see lower adjusted operating expenses during the remainder of fiscal 2010.

•                ADC’s GAAP earnings from continuing operations included $14.2 million of expenses, or $0.14 per share, related to purchased intangible amortization, restructuring and impairment and certain other charges. In addition to these expenses, ADC recorded a one-time gain of $15.9 million or $0.16 per share related to the sale of certain assets. Excluding these items, adjusted earnings per diluted share were $0.02. A reconciliation of GAAP to non-GAAP financial measures is provided later in this press release.

•                ADC ended the first quarter with $609.5 million of liquidity, which excludes auction rate securities and restricted cash. The company generated cash from operating activities from continuing operations of $16.0 million and free cash flow of $9.3 million in the first quarter. Details of ADC’s cash balance can be found in the data and statistics portion of this release.

•                Days sales outstanding improved from the previous quarter to approximately 58.1 days and inventory turns were slightly lower at 5.6 times.

•                During the first quarter, the company divested its GSM base station and switching business from the Network Solutions business unit and its RF Worx Signal Management product line from the Global Connectivity business unit. Both transactions reflected opportunities to divest non-core portfolios while not impacting ADC’s growth strategies. The GSM base station and switching business is reported as a discontinued operation and, as a result, prior periods have been restated to exclude the results of this business.

•                Financial performance of the Network Solutions business unit improved as revenue increased 17.2% from the previous quarter and 9.1% from last year’s first quarter. ADC is seeing a modest return to project spending related to in-building and outdoor microcellular wireless solutions by operators and enterprises worldwide.

Second Quarter Fiscal 2010 Outlook

For its second quarter of fiscal 2010 ending April 2, 2010, ADC announces the following guidance:

•                Net sales are expected to be within the range of $260-280 million.

•                GAAP diluted earnings per share are expected to be within the range of a loss of $.04 to earnings of $.06, which includes non-cash amortization expense of $0.05 per share and excludes potential non-cash charges or restructuring charges that the company cannot estimate at this time.

48.           ADC’s stock chart exemplifies the Company’s tangible rise to the range of share prices ADC’s stock holders have been experiencing lately, and before the announcement of the Acquisition:

The Proposed Acquisition of the Company

49.             All indications — including from ADC and Tyco — are that ADC’s value (and, thus, its share price) is steadily poised to continue climbing.

50.             Yet, Defendants want to give this Company away at a steal to Tyco.

51.             That is, on July 13, 2010, the Company — through the Individual Defendants — announced the Acquisition to the public via several SEC filings and a concomitant joint press release with Tyco which stated:

Tyco Electronics to Acquire ADC, Creating a World
Leader in Broadband Connectivity

SCHAFFHAUSEN, Switzerland and EDEN PRAIRIE, Minn., July 13, 2010 /PRNewswire via COMTEX News Network/ –

•                       Complementary Product Offerings Will Help Customers Deliver High-Speed Video and Data Communications

•                       Tyco Electronics Reports Preliminary Fiscal Third Quarter Results

•       Sales of $3.1 Billion and Book-to-Bill Ratio of 1.06

•      Diluted Earnings Per Share From Continuing Operations (GAAP EPS) of $0.72; Adjusted EPS of $0.70

Tyco Electronics (NYSE: TEL) and ADC (Nasdaq: ADCT) announced today a definitive agreement under which Tyco Electronics will acquire ADC for $12.75 per share in cash, or an enterprise value of approximately $1.25 billion. The transaction is expected to be accretive by approximately $0.14 per share in the first full year after closing excluding acquisition-related costs. It will position Tyco Electronics’ Network Solutions segment as a leading global provider of broadband connectivity products to carrier and enterprise networks around the world.

Tom Lynch, Chief Executive Officer of Tyco Electronics, said, “This is a very exciting time for our company and ADC is a great fit as we continue to execute our strategy to create strong leadership positions in all of our connectivity businesses. Consumers and enterprises want access to high-speed video and data wherever they are, on whatever devices they are using — from smart phones to HD and 3-D televisions to computers with advanced video-conferencing capabilities. The combination of ADC and Tyco Electronics creates an industry leader, with the scope and geographic scale to help customers deliver needed capacity, from the core of the network all the way to the end user.”

Robert E. Switz, Chairman, President and CEO of ADC, said, “ADC has a strong heritage of providing innovative wired and wireless solutions that have enabled the expansion of advanced broadband networks worldwide. As part of Tyco Electronics, our organization’s ability to serve the world’s leading telecommunications services providers and enterprises will be strengthened significantly. I have great respect for Tyco Electronics and know that they share our commitment to meeting customers’ changing next generation network needs.”

The combined organization will offer a complete product portfolio across every major geographic market. It will also add ADC’s Distributed Antenna System (DAS) products, which will expand Tyco Electronics’ wireless connectivity portfolio to provide greater mobile coverage and capacity solutions to carrier and enterprise customers as demand for mobile data continues to expand. Additionally, Tyco Electronics will add ADC’s professional services organization in the US to its business.

“We expect ADC to be accretive to our earnings in the first year and to reach our target operating margin of 15 percent in the third year after the acquisition,” said Lynch.

The transaction is structured as a tender offer to be followed as soon as possible by a merger. The transaction is subject to customary closing conditions, including the tender of a majority of ADC shares and regulatory approvals, and is expected to close in the fourth calendar quarter 2010.

In conjunction with today’s announcement, Tyco Electronics reported preliminary results for the fiscal third quarter ended June 25, 2010. The company reported sales of $3.1 billion, an increase of 23 percent over the prior year quarter and up 4 percent sequentially. GAAP EPS were $0.72 in the quarter which included $0.02 per share of income related to other items net of restructuring charges. Adjusted EPS were $0.70 in the quarter. The company’s book-to-bill ratio was 1.06 for the quarter and 1.08 excluding Subsea Communications. The company will report complete results and provide further details on its fiscal third quarter before trading begins on July 22, 2010.

52.             Incredibly, not a single word was mentioned in the press release regarding the value of the Acquisition for ADC shareholders. This omission is stunning.

53.             Put simply, the Defendants are attempting to benefit from a temporary downturn in the markets and deprive ADC shareholders of the true value of their shares, as the Acquisition substantially undervalues ADC.

54.             Indeed, with over $500 million in cash and $1.1 billion in annual revenues, it is clear that the true value of ADC is well in excess of $12.75 per share.

55.             Moreover, after the announcement, Tyco was up 2.5%, or 64 cents, to close at $25.92, demonstrating that the market believes that Tyco is paying too little for ADC.

56.             In addition, the tender offer is coercive because of several material omissions from Defendants, which deprive ADC shareholders of the ability to make a voluntary tender of their shares in connection with the tender offer and proposed Acquisition.

57.             Specifically, Defendants have failed to disclose whether any committee of independent directors was formed to evaluate strategic alternatives for ADC, and, if not, the reasons why. This information is critically important to ADC shareholders because the Board is required to maximize shareholder value, not act in the best interests of Company management, who have substantial conflicts of interest, as demonstrated here from ADC’s latest Proxy statement:

Potential Payments Upon Certain Terminations, Death, Disability or Termination After
a Change in Control

Name	Description	Voluntary Termination, Disability or Death	Without Cause Termination	Retirement	Termination After Change in Control
Robert E. Switz	Severance Amount	0	1,514,000	0	4,452,000
	Bonus	0	0	0	695,711
	Value of Accelerated Options(1)	0	0	0	1,488,740
	Value of Accelerated RSUs(2)	0	0	1,250,875	1,876,500
	Value of Accelerated PSUs(3)	0	0	583,742	2,917,599
	Value of Benefits Continuation	0	3,870	0	3,870
	Value of Outplacement Services	0	9,000	0	9,000
	Excise Tax Gross Up Payment(4)	—	—	0	3,758,499
	Total	0	1,526,870	1,834,617	15,289,919
James G. Mathews	Severance Amount	0	425,000	0	1,156,000
	Bonus	49,110	49,110	49,110	218,265
	Value of Accelerated Options(1)	0	0	0	523,500
	Value of Accelerated RSUs(2)	0	0	0	115,357
	Value of Accelerated PSUs(3)	0	0	0	254,767
	Value of Benefits Continuation	0	2,018	0	2,018
	Value of Outplacement Services	0	9,000	0	9,000
	Excise Tax Gross Up Payment(4)	—	—	—	845,356
	Total	49,110	485,128	49,110	3,124,283
Patrick D. O’Brien	Severance Amount	0	431,250	0	1,173,000
	Bonus	52,622	52,622	52,622	221,568
	Value of Accelerated Options(1)	0	0	0	235,575
	Value of Accelerated RSUs(2)	0	0	0	301,376
	Value of Accelerated PSUs(3)	0	0	0	231,577
	Value of Benefits Continuation	0	2,018	0	2,018
	Value of Outplacement Services	0	9,000	0	9,000
	Excise Tax Gross Up Payments(4)	—	—	—	783,187
	Total	52,622	494,890	$52,622	2,957,301
Laura N. Owen	Severance Amount	0	363,750	0	902,100
	Bonus	36,766	36,766	36,766	147,066
	Value of Accelerated Options(1)	0	0	0	130,875
	Value of Accelerated RSUs(2)	0	0	0	233,747
	Value of Accelerated PSUs(3)	0	0	0	208,500
	Value of Benefits Continuation	0	1,290	0	1,290
	Value of Outplacement Services	0	9,000	0	9,000
	Excise Tax Gross Up Payment(4)	—	—	—	565,932
	Total	36,766	410,806	$36,766	2,198,510
Richard B. Parran, Jr.	Severance Amount		368,750	0	914,500
	Bonus	50,729	50,729	50,729	143,032
	Value of Accelerated Options(1)	0	0	0	179,925
	Value of Accelerated RSUs(2)	0	0	0	318,676
	Value of Accelerated PSUs(3)	0	0	0	165,549
	Value of Benefits Continuation	0	2,018	0	2,018
	Value of Outplacement Services	0	9,000	0	9,000
	Excise Tax Gross Up Payment(4)	—	—	—	633,160
	Total	50,729	430,497	50,729	2,365,860

58.           Accordingly, without complete and adequate disclosure regarding this issue, among others, no ADC shareholder can make an intelligent, ration decision as whether to tender their shares or not.

59.           Likewise, the Agreement provides that ADC may be required to pay Tyco a termination fee of $38 million, including if it accepts a superior acquisition proposal. This penalty unduly binds ADC to the Agreement and hinders any competing, superior offers for the Company.

60.           Additionally, with the “no solicitation” provision in the Agreement, the Agreement further unduly binds the Company to the Acquisition and prevents the Individual Defendants from maximizing shareholder value by prohibiting the Company from soliciting alternative business proposals. Inter alia, the so-called “no solicitation” provision provides:

Section 7.04.  No Solicitation: Other Offers.  (a) After the date hereof and prior to the earlier of the termination of this Agreement and the Acceptance Time, the Company and its Subsidiaries shall not (and the Company shall use its reasonable best efforts to cause its or any of its Subsidiaries’ officers or directors, investment bankers, attorneys, accountants, consultants or other agents or advisors (collectively, “Representatives”) not to), directly or indirectly, (i) solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, any Person with respect to inquiries regarding, or the making of, an Acquisition Proposal, (iii) fail to make, withdraw, modify or amend in a manner adverse to Parent the Company Board Recommendation (or recommend an Acquisition Proposal or knowingly take any action or make any statement inconsistent with the Company Board Recommendation) (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”), (iv) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries or under the Company Rights Agreement, (v) take any action to render the restrictions on a “control share acquisition” set forth in Section 302A.671 of the MBCA inapplicable to any transaction, (vi) approve any transaction under, or any Person becoming an “interested shareholder” under, Section 302A.673 of the MBCA or (vii) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal (other than a confidentiality agreement with a Person to whom the Company is permitted to provide information in accordance with Section 7.04(b)). It is agreed that any violation of the restrictions on the Company set forth in this Section by any Representative of the Company or any of its Subsidiaries shall be a breach of this Section by the Company.

CAUSES OF ACTION

COUNT I

On Behalf of Plaintiff and the Class Against All
INDIVIDUAL DEFENDANTS CLAIM FOR BREACH OF FIDUCIARY DUTIES

61.           Plaintiff repeats and realleges each allegation set forth herein.

62.           Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith and independence owed to the public shareholders of ADC and have acted to put the interests of Tyco ahead of the interests of ADC’s shareholders.

63.           By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, knowingly or recklessly and in bad faith are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in ADC.

64.           As demonstrated by the allegations above, Defendants knowingly or recklessly failed to exercise the care required, and breached their duties of loyalty, good faith and independence owed to the shareholders of ADC because, among other reasons, they failed to:

•              fully inform themselves of the market value of ADC before entering into the Agreement;

•              act in the best interests of the public shareholders of ADC common stock;

•              maximize shareholder value;

•              obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Acquisition; and

•              act in accordance with their fundamental duties of good faith, due care and loyalty.

65.           By reason of the foregoing acts, practices and course of conduct, Defendants have knowingly or recklessly and in bad faith failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

66.           Unless enjoined by this Court, Defendants will continue to knowingly or recklessly and in bad faith breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the proposed Acquisition which will exclude the Class from the maximized value they are entitled to all to the irreparable harm of the Class.

67.           As a result of Defendants’ unlawful actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive the real value of their equity ownership of the Company. Unless the tender offer and proposed Acquisition are enjoined by the Court, Defendants will continue to knowingly or recklessly and in bad faith breach their fiduciary duties owed to Plaintiff and the members of the Class to the irreparable harm of the members of the Class.

68.           Plaintiff and the members of the Class have an inadequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

69.           Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against the Individual Defendants. Plaintiff’s counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such fees and expenses at the appropriate time.

COUNT II

On Behalf of Plaintiff and the Class Against All
INDIVIDUAL DEFENDANTS CLAIM FOR BREACH OF DUTY OF CANDOR

70.           Plaintiff repeats and realleges each allegation set forth herein.

71.           The Individual Defendants were and are under a duty to make sure that ADC’s shareholders are provided full and complete disclosure concerning important matters which a reasonable stockholder would deem important under the circumstances.

72.           By the acts, transactions and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme or in breach of their fiduciary duties to plaintiff and the other members of the Class, are attempting unfairly to deprive plaintiff and other members of the Class of their ability to make an informed decision as to whether to tender their shares in connections with the tender offer and proposed Acquisition.

73.           ADC shareholders will, if the proposed Acquisition is consummated, be deprived of the opportunity to make an educated and informed decision concerning whether to tender their shares in favor of the Acquisition.

74.           By reason of the foregoing acts, practices and course of conduct, Defendants have acted in a willful, wanton and reckless manner in failing to exercise their fiduciary obligations toward Plaintiff and the other ADC public stockholders.

75.           As a result of the actions of Defendants, Plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive adequate and complete disclosure regarding the proposed Acquisition.

76.           Unless enjoined by this Court, Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class, and may consummate the proposed Acquisition and cause irreparable harm of the Class, as aforesaid.

77.           Plaintiff and the Class have no adequate remedy at law.

78.           Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against defendants. Plaintiff counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such fees and expenses at the appropriate time.

COUNT III

On Behalf of Plaintiff and the Class Against
TYCO FOR AIDING AND ABETTING THE INDIVIDUAL DEFENDANTS’
BREACH OF FIDUCIARY DUTIES

79.           Plaintiff repeats and realleges each allegation set forth herein.

80.           Defendant Tyco is sued herein as an aider and abettor of the breaches of fiduciary duties outlined above by the Individual Defendants, as members of the Board of ADC.

81.           The Individual Defendants breached their fiduciary duties of good faith, loyalty, and due care to the ADC shareholders by failing to:

•              fully inform themselves of the market value of ADC before entering into the Agreement;

•           act in the best interests of the public shareholders of ADC common stock;

•           maximize shareholder value;

•           obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Acquisition; and

•           act in accordance with their fundamental duties of good faith, due care and loyalty.

82.                             Such breaches of fiduciary duties could not and would not have occurred but for the conduct of Tyco, which, therefore, aided and abetted such breaches via entering into the Agreement with ADC.

83.                             Tyco had knowledge that it was aiding and abetting the Individual Defendants’ breach of their fiduciary duties to the ADC shareholders.

84.                             Tyco rendered substantial assistance to the Individual Defendants in their breach of their fiduciary duties to the ADC shareholders.

85.                             As a result of Tyco’s conduct of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.

86.                             As a result of the unlawful actions of Tyco, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for ADC’s assets and business, will be prevented from obtaining the real value of their equity ownership in the Company. Unless the actions of Tyco are enjoined by the Court, it will continue to aid and abet the Individual Defendants’ breach of their fiduciary duties owed to Plaintiff and the members of the Class, and will aid and abet a process that inhibits the maximization of shareholder value and the disclosure of material information.

87.                             Plaintiff and the other members of the Class have no adequate remedy at law.

88.                                 Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against Tyco. Plaintiff’s counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such fees and expenses at the appropriate time.

COUNT IV

On Behalf of ADC Against
THE INDIVIDUAL DEFENDANTS FOR CORPORATE WASTE

89.                                 Plaintiff realleges each prior allegation above as though fully set forth herein.

90.                                 As explained above, the Individual Defendants’ conduct in connection with the Acquisition constitutes a waste of corporate assets.

91.                                 Specifically, by entering into the merger agreement with Tyco and expending needed funds from the Company’s coffers to consummate the Acquisition — rather than taking the appropriate steps to simply attempt to refinance the Company’s existing obligations to its lenders, the Individual Defendants are engaging in a gross waste of corporate assets to the substantial detriment of the Company.

92.                                 As a result of the Individual Defendants’ waste of ADC’s corporate assets, ADC has sustained and will continue to sustain irreparable harm and has no adequate remedy at law.

93.                                 Plaintiff seeks to obtain a non-pecuniary benefit for ADC in the form of injunctive relief against the Individual Defendants. Plaintiff’s counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of ADC, and will seek an award of such fees and expenses at the appropriate time.

COUNT V

On Behalf of ADC Against
THE INDIVIDUAL DEFENDANTS FOR ABUSE OF CONTROL

94.                                 Plaintiff realleges each prior allegation above as though fully set forth herein.

95.                                 In direct contradiction of their fiduciary duties, the Individual Defendants have utilized their control over ADC to divert ADC’s valuable assets to the Tyco.

96.                                 Defendants’ conduct constituted and continues to constitute an abuse of their ability to control and influence ADC, conduct for which all defendants are legally responsible.

97.                                 By reason of the foregoing, ADC has been damaged and has sustained, and will continue to sustain, irreparable injury for which it has no adequate remedy at law.

98.                                 Plaintiff seeks to obtain a non-pecuniary benefit for ADC in the form of injunctive relief against the Individual Defendants. Plaintiff’s counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of ADC, and will seek an award of such fees and expenses at the appropriate time.

COUNT VI

On Behalf of ADC Against the
INDIVIDUAL DEFENDANTS FOR BREACH OF FIDUCIARY DUTY

99.                                 Plaintiff realleges each prior allegation above as though fully set forth herein.

100.                           The Individual Defendants engaged in the aforesaid conduct without exercising the reasonable and ordinary care which directors and officers, as fiduciaries, owe to a corporation and its shareholders, and have thereby knowingly or recklessly breached and/or aided and abetted breaches of fiduciary duties to the corporation and/or its shareholders.

101.                           As a result of the Individual Defendants’ breach of fiduciary duty, ADC has sustained and will continue to sustain irreparable harm and have no adequate remedy at law.

102.                           Plaintiff seeks to obtain a non-pecuniary benefit for ADC in the form of injunctive relief against the Individual Defendants. Plaintiff’s counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of ADC, and will seek an award of such fees and expenses at the appropriate time.

JURY TRIAL DEMAND

STATE OF MINNESOTA	DISTRICT COURT

COUNTY OF HENNEPIN	FOURTH JUDICIAL DISTRICT
CASE TYPE: CONTRACT

CERTIFICATE OF REPRESENTATION AND PARTIES

** (ONLY THE INITIAL FILING ATTORNEY/PARTY NEEDS TO COMPLETE THIS FORM.)**

Date Case Filed:		File Number:

GUNTER JACOBIUS, Individually and	vs.	ROBERT E. SWITZ, WILLIAM R. SPIVEY,
on Behalf of All Others Similarly Situated		PH.D., JOHN J. BOYLE, III, MICKEY P.
and Derivatively on Behalf of		FORET, LOIS M. MARTIN, KRISH A.
Nominal Defendant		PRABHU, PH. D, JOHN E. REHFELD,
ADC Telecommunications, Inc.,		DAVID A. ROBERTS, LARRY W.
WANGBERG, JOHN D. WUNSCH,
Plaintiff,		TYCO ELECTRONICS LTD. and
TYCO ELECTRONICS MINNESOTA, INC.,

Defendants,

and

ADC TELECOMMUNICATIONS INC.,

Nominal Defendant.

Pursuant to Rule 104 of the General Rules of Practice for District Courts, this form must be completed and filed with the Court Administrator’s Office at the time the case is filed. The court administrator shall, upon receipt of the completed certificate, notify all parties or their lawyers of the date of filing the action and the file number assigned.

LIST ALL LAWYERS/PRO SE PARTIES INVOLVED IN THIS CASE.

LAWYERS FOR PLAINTIFF	LAWYER FOR DEFENDANTS

Garrett D. Blanchfield, Jr. #209855	Unknown
Reinhardt Wendorf & Blanchfield
332 Minnesota St.	DEFENDANTS
E-1250 First Natl Bank Building
St. Paul, Minnesota 55101	Tyco Electronics Minnesota, Inc.
(651) 287-2100	c/o CT Corporation System, Inc.
(651) 287-2103 Fax	100 South 1st Street, #1075
g.blanchfield@rwblawfirm.com	Minneapolis, MN 55402

Tyco Electronics LTD
Rheinstrasse 20
CH-8200 Schaffausen
Switzerland

Robert E. Switz
1740 Shadywood Road
Wayzata, MN 55391-9230

William R. Spivey
810 Mulberry Street
Loudon, TN 37774-1309

John J. Boyle
150 Clement Rd.
Rollinsford, NH 03869

Mickey P. Foret
7829 Brookhollow Blvd.
Frisco, TX 75034-7293

Lois M. Martin
2426 Smith Cove Road
Denver, NC 28037-7004

Krish A. Prabhu, PH.D
3101 Brenton Drive
Plano, TX 75025-5313

John E. Rehfeld
377 Bellaire St.
Del Mar, CA 92014-2206

David A. Roberts
3013 Kings Mannor Drive
Matthews, NC 28104

Larry W. Wangberg
110 Elk View Drive
Hailey, ID 83333-5143

John D. Wunsch
2132 Sorbus Way
Anchorage, AK 99508-4050

ADC Telecommunications
13625 Technology Drive
Eden Prairie MN 55344

Dated: July 14, 2010	/s/ Garrett D. Blanchfield, Jr.
Garrett D. Blanchfield, Jr.
Filing Lawyer for Plaintiff

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